ReliaStar Life Insurance Company
and its
Separate Account N

VOYA ENCORE/VOYA ENCORE FLEX

**Supplement dated as of May 14, 2019 to the Contract Prospectus and
Statement of Additional Information, each dated April 30, 2012, as amended**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information ("SAI"), each dated April 30, 2012, as amended. Please read it carefully and keep it with your Contract Prospectus and SAI for future reference.

IMPORTANT INFORMATION ABOUT THE INTERNET AVAILABILITY OF FUND SHAREHOLDER REPORTS

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contracts will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contracts.

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

On November 16, 2018, the Board of Directors of Voya Partners, Inc. approved a proposal to reorganize the VY® Pioneer High Yield Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 23, 2019 (the "Reorganization Date"), Class I shares of the VY® Pioneer High Yield Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya High Yield Portfolio (the "Surviving Fund").

Merging Fund	Surviving Fund
VY® Pioneer High Yield Portfolio	Voya High Yield Portfolio

If shareholders of the Merging Fund approve the Reorganization, from the close of business on July 26, 2019, through the close of business on August 23, 2019, the Merging Fund will be in a "transition period" during which time a large portion of the Merging Fund's assets may be in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "**INVESTMENT OPTIONS**" section of your Contract Prospectus for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contracts value immediately before the reallocation will equal your contracts value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your contracts. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. See the "**INVESTMENT OPTIONS**" section of your Contract Prospectus for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 5050, Minot, ND 58702-5050, or calling us at 1-877-884-5050.

Information about the Voya High Yield Portfolio. In connection with the upcoming fund reorganization involving the VY® Pioneer High Yield Portfolio, effective on the Reorganization Date, Class I of the Voya High Yield Portfolio will be added to your contracts as an available investment option. The following is summary information regarding the Voya High Yield Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya High Yield Portfolio (Class I)
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide investors with a high level of current income and total return.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contracts, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the funds available through your contracts, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACTS

The following chart lists the variable investment options that are available through the contracts. Some investment options may be unavailable through certain contracts or plans, or in some states.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Fund prospectuses may be obtained free of charge by contacting us at Customer Service, P.O. Box 5050 Minot, ND 58702-5050, calling 1-877-884-5050 or by accessing the Securities and Exchange Commission ("SEC") website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contracts, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund (Class 2) **Investment Adviser**: Franklin Mutual Advisers, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio (Class VC) **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Oppenheimer Main Street Small Cap Fund®/VA (Non-Service Shares) **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO Real Return Portfolio (Administrative Class) **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio (Class I) **Investment Adviser:** Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation. The Portfolio invests in below-investment-grade debt securities and preferred securities.
Voya Global Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio (Class I)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Government Money Market Portfolio (Class I)*[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC *** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus MidCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)

Voya Intermediate Bond Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International High Dividend Low Volatility Portfolio (Class S)[1][3]
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks maximum total return.

Voya International Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Growth Portfolio (Class S)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya MidCap Opportunities Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya SmallCap Opportunities Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Solution 2025 Portfolio (Class S)[4]
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Voya Solution 2035 Portfolio (Class S)[4] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio (Class S)[4] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio (Class S)[4] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio (Class I)[4] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio (Class I)[4] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio (Class I)[4] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
VY® American Century Small-Mid Cap Value Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Comstock Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio (Class S2) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
VY® JPMorgan Mid Cap Value Portfolio (Class S)[5] **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® Oppenheimer Global Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of divided income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Wanger USA	Seeks long-term capital appreciation.
Investment Adviser: Columbia Wanger Asset Management, LLC	

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[1] This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce the fund's overall volatility and downside risk, and thereby, help us manage the risks associated with providing certain guarantees under the contracts. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

[2] Available for investment in transfer premium series contracts only.

[3] Prior to May 1, 2019, this fund was known as the VY® Templeton Foreign Equity Portfolio.

[4] These funds are structured as "fund of funds" or "master-feeder" funds that invest directly in shares of an underlying fund. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

[5] Effective February 7, 2014, this Fund was closed to new investments.